Timber Road Acquisition Corp.

265 Sunrise Hwy, Suite 1515

Rockville Centre, New York 11570

August 27, 2026

Via EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Timber Road Acquisition Corp.
Request for Withdrawal of Registration Statement on Form S-1
File No. 333-286508

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Timber Road Acquisition Corp. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1, File No. 333-286508, together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was initially filed on April 14, 2025. The Registration Statement has not been declared effective by the Commission, and no securities have been issued or sold under the Registration Statement.

Accordingly, the Company respectfully requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements.

Please provide a copy of the order granting withdrawal via email to the Company’s legal counsel, Katherine E. Geddes of Reed Smith LLP, at kgeddes@reedsmith.com. If you have any questions, please contact Ms. Geddes at 469-680-4249. Thank you for your attention to this matter.

Sincerely,

By:	/s/ Patrick Fisher
Name:	Patrick Fisher
Title:	Chief Executive Officer